EXHIBIT 99.1

T 778.379.0040 F 604.688.2419 ir@levon.com Suite 500, 666 Burrard Street Vancouver, BC V6C 2X8

May 26, 2015	TSX Trading Symbol: LVN Berlin & Frankfurt: LO9 OTCQX: LVNVF

LEVON RESOURCES LTD. ANNOUNCES ADDITIONAL PROPOSED INDEPENDENT DIRECTOR

Levon Resources Ltd. ("Levon" or the "Company") is pleased to announce that SciVac Ltd. ("SciVac") has advised the Company that it intends to nominate David Rector as an additional independent director of the Company upon the closing of the previously announced plan of arrangement (the "Arrangement") involving SciVac, Levon and 1027949 B.C. Ltd.

If the Arrangement is completed, Mr. Rector will join the five other nominees expected to be appointed as directors of the Company, as more fully described in the information circular of Levon dated May 1, 2015, bringing the total number of directors to six.

SciVac has also advised the Company that it intends to appoint Mr. Rector to the Company's audit committee, upon the completion of the Arrangement. If the Arrangement is completed, Mr. Rector will join Dr. Dimitry Genkin and Kate Inman on the audit committee of the Company.

Mr. Rector has extensive experience in directorship and audit committee roles. Currently, he serves as a director and member of the compensation and audit committee of the Dallas Gold and Silver Exchange Companies Inc. Mr. Rector has been a director of Sevion Therapeutics Inc. ("Sevion") since February 2002, and the interim Chief Executive Officer of Sevion since January 5, 2015. Prior to becoming the interim Chief Executive Officer of Sevion, as an independent director, Mr. Rector served on the audit committee and was the chair of the compensation committee. From January 2014 to January 2015, Mr. Rector was the Chief Operating Officer and a director of MV Portfolios, Inc. Since 1985, Mr. Rector has been the Principal of The David Stephen Group, which provides enterprise consulting services to emerging and developing companies in a variety of industries. Mr. Rector has previously served as an executive officer and a member of the board of directors of numerous other public and private companies. As a result of these professional and other experiences, Mr. Rector has a deep business understanding of developing companies and brings a wealth of corporate governance experience. Mr. Rector received a Bachelor of Science degree in Business/Finance from Murray State University in 1969.

About Levon Resources Ltd.

Levon is a gold and precious metals exploration Company, exploring the company's 100% owned flagship Cordero bulk tonnage silver, gold, zinc, and lead project near Hidalgo Del Parral, Chihuahua, Mexico.

For further information, contact Levon's Investor Relations directly at 604-682-2991 or the main office number at 778-379-0040.

ON BEHALF OF THE BOARD

"Ron Tremblay"

Ron Tremblay
President and Chief Executive Officer

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Safe Harbour Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, include, but are not limited to, statements regarding the appointment of an additional director to the Levon board of directors in connection with the completion of the Arrangement and are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Neither the Toronto Stock Exchange ("TSX") nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.